UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69049 /March 6, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15207

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In the Matter of

ARTFEST INTERNATIONAL, INC.,
CHINA ADVANCED MEDITECH, INC.,
CYNET, INC.,
DURHAM MARKETING CORP.,
EMISSARY CAPITAL GROUP, INC.
   (n/k/a CAVALIER HOLDINGS, INC.), and
ESP ENTERPRISES, INC.
   (n/k/a ESP ENTERPRISES OF LA, INC.)

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ORDER MAKING FINDINGS AND
REVOKING REGISTRATIONS BY
DEFAULT AS TO FOUR RESPON-
DENTS AND GRANTING LEAVE
FOR MOTION FOR SUMMARY
DISPOSITION AS TO TWO
RESPONDENTS

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 11, 2013, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed periodic reports with the Commission as required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Respondents are required to file an Answer within ten days of service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(b).

All Respondents were served with the OIP by February 22, 2013. In a March 5, 2013, letter, ESP Enterprises, Inc. (n/k/a ESP Enterprises of LA, Inc.) (ESP Enterprises), informed the Commission that it consented to the revocation of its registration. Artfest International, Inc., filed an Answer and participated in the prehearing conference on March 4, 2013. At the prehearing conference, the Division of Enforcement (Division) stated that Durham Marketing Corp. has indicated that it will settle the allegations.

Findings of Fact and Conclusions of Law

China Advanced Meditech, Inc. (China Advanced Meditech) , Cynet, Inc. (Cynet), Emissary Capital Group, Inc. (n/k/a Cavalier Holdings, Inc.) (Emissary Capital), and ESP Enterprises are in default because they failed to file an answer, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP true as to each of them.

China Advanced Meditech, Central Index Key (CIK) No. 1445193, is a void Delaware corporation located in Kowloon, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Advanced Meditech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2010, which reported a net loss of $500 for the prior three months.

Cynet, CIK No. 1027878, is a Texas corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cynet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $3.3 million for the prior nine months. On December 9, 2001, Cynet filed a Chapter 11 petition in the United States Bankruptcy Court for the District of Texas, and the case was terminated on August 15, 2005.

Emissary Capital, CIK No. 1394489, is a void Delaware corporation located in Greenville, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Emissary Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $295,000 for the prior nine months.

ESP Enterprises, CIK No. 1176187, is a Colorado corporation located in Lafayette, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ESP Enterprises is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of over $1.1 million for the prior six months.

The named Respondents are delinquent in their periodic filings and have failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of the named Respondents is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of China Advanced Meditech, Inc., Cynet, Inc., Emissary Capital Group, Inc. (n/k/a Cavalier Holdings, Inc.), and ESP Enterprises, Inc. (n/k/a ESP Enterprises of LA, Inc.), is revoked.

I FURTHER ORDER that as to Artfest International, Inc., and Durham Marketing Corp.

April 5, 2013:   Division's motion for summary disposition;
April 26, 2013:   Respondents' reply to the motion; and
May 10, 2013:   Division's rebuttal.

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Brenda P. Murray
Chief Administrative Law Judge